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December 30, 2009

BY EMAIL

Ms. Song Brandon

Special Counsel

Office of Mergers and Acquisitions

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Sports Properties Acquisition Corp. (the “Company”)

Amendment No. 2 to the Preliminary Proxy Statement on Schedule 14A

Filed December 23, 2009

File No. 001-33918

Dear Ms. Brandon:

In response to oral question posed by you during our telephonic discussion earlier today, we have set forth below our supplemental response to comment 1 to the comments of the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”), received by letter dated December 29, 2009, with respect to Amendment No. 2 to the Proxy Statement on Schedule 14A (File No. 001-33918) filed by the Company on December 23, 2009.

General

1.

We note your response to comment 2 and disagree with your analysis on why you do not believe the transactions contemplated pursuant to the Framework Agreement do not constitute a “similar corporate transaction” referred to in paragraph (a)(3)(i)(C) of Rule 13e-3. For example, it appears that the transactions contemplated by the Framework Agreement may be similar to a reorganization. In particular, we note that if the transactions contemplated by the Framework Agreement are approved by shareholders, it appears the organization and purpose of the Company will be significantly changed from its previous form. In this way, we note that under the Framework Agreement, if approved, the corporate existence of the Company will be perpetual as oppose to terminating on a particular date, and further that the Company which was formed to serve only as a special purpose acquisition corporation will no longer continue to function in that capacity. We also note that one of your proposals seeks to amend your charter by expanding your definition of “Business Combination” to include the transactions contemplated pursuant to the Framework Agreement. Therefore, in light of your risk factor disclosure on page 29 that you may not receive approval of the new listing approval application required in connection with the transactions contemplated by the Framework Agreement, please provide us with a detailed analysis of why you do not believe that there is a reasonable likelihood that shares of your common stock currently traded on NYSE Amex will not be delisted, or further analysis of why the transactions do not constitute a “similar corporate transaction” within the meaning of Rule 13e-3(a)(3)(i)(C). In the alternative, please file a Schedule 13E-3.

The Company and we do not believe that the Framework Transactions constitute the types of transactions that Rule 13e-3 was designed to protect stockholders from because the Framework Transactions do not involve the Company or an affiliate of the Company acting coercively toward stockholders to take the Company private and do not involve an affiliate of the Company capturing value for itself to the detriment of unaffiliated stockholders.

During the early and mid-1970’s a number of transactions, termed “going private transactions,” which were initiated by controlling stockholders or affiliates of a publicly held corporation, primarily senior management, and designed to eliminate or substantially reduce the corporation’s outstanding public equity, thereby returning the corporation to private ownership, were implemented. These transactions took a number of forms, but most were coercive in nature, forcing minority stockholder to exchange their shares for cash or debt securities. Because of the coercive element and because majority stockholders or corporate affiliates controlled the timing and terms of the transaction, these transactions presented significant conflicts of interests and an obvious potential for unfair treatment of minority stockholders in order to benefit affiliates and insiders. The Commission was particularly concerned that because “the timing of such transactions is within the control of the issuer or affiliate, the stockholders who is not an affiliate is faced with a transaction which may be compared to a private condemnation. The issuer or affiliate may choose a period of depressed market prices to propose the transactions. Thus, the investor is faced with an investment decision which he may not have anticipated and may result in losses.” Release No. 34-14185 (Nov. 17, 1977). In response to perceived abuses in going private transactions in the early and mid-1970’s, the Commission published and ultimately adopted Rule 13e-3 which was intended to protect unaffiliated stockholders by requiring enhanced disclosure relating to the fairness of the transaction and conflicts of interest between the affiliate and the public stockholders.

It is clear that the Framework Transactions do not present any of the potential abuses or conflicts of interest that Rule 13e-3 was designed address. First, because the Company is a special purpose acquisition corporation, public stockholders of the Company were aware when they purchased IPO Shares that the Company would most likely propose to enter into a transaction by which it became an operating company within the two year period after its initial public offering and prior to the termination of existence on January 17, 2010. Therefore, the Company’s public stockholders have anticipated such a transaction. Further, the Company did not choose to enter into the Framework Transactions at time when the trading price of its IPO Shares is depressed. Because the only material asset the Company possesses is the funds in its trust account, the

Company’s common stock trades at approximately the underlying cash value. In addition, public stockholders who do not agree with the Framework Transactions may choose to receive a pro rata portion of the funds in the Company’s trust account shortly after the consummation of the Framework Transactions. The Framework Transactions would not likely result in a loss to the public stockholders that opt to continue to hold IPO Shares and would not result in a loss to the public stockholders of the Company that elect to convert their IPO Shares. Next, the vote to approve the Framework Transactions is not merely a formality due to the stock ownership of Medallion Financial and other Founder Stockholders. The majority of the IPO Shares cast at the special meeting of stockholders must vote in favor of the Framework Transactions to approve the Framework Transactions. Because the approval is based on the number of IPO Shares, and the Founder Stockholders only own collectively 67,750 IPO Shares as of December 24, 2009, the record date (consisting of 54,750 IPO Shares owned by Medallion Financial and 15,000 IPO Shares owned by Tony Tavares, the Company’s Chief Executive Officer and President), affiliates of the Company do not own anywhere near the requisite percentage of shares required for approving the Framework Transactions.

Finally, no affiliate of the Company will be unfairly benefitting from the Framework Transactions to the detriment of the public stockholders. Medallion Financial is cancelling all 4,877,112 of its Founders’ Shares and it is a closing condition to the Framework Transactions that the other Founder Stockholders cancel all but 25,000 Founders’ Shares in the aggregate (an aggregate cancellation of approximately 20% of the Company’s outstanding shares as of the record date). Although Medallion Financial and Tony Tavares will keep 6,000,000 warrants following consummation of the Framework Transactions, these warrants will have an exercise price of $12.00 and will be “out of the money” immediately following closing. If Medallion Financial and Tony Tavares were to exercise all of their warrants and no other warrantholder exercised warrants, which is an unlikely scenario, Medallion Financial, together with the Company’s directors and officers who are Founder Stockholders, would own only approximately 37% of the Company’s outstanding shares (based upon 16,270,641 shares outstanding, which is the sum of 10,045,040 shares, the number of shares outstanding at the $100 million minimum trust value based upon a December 24, 2009 per share conversion price of $9.98, plus 6 million shares from the exercise of the warrants held by Medallion Financial and Tony Tavares, plus 25,000 shares held by the other Founder Stockholders, plus 67,670 IPO Shares held by Medallion Financial and Tony Tavares as of the record date). If the other warrantholders exercised their warrants, the percentage of common stock outstanding Medallion Financial, together with the Company’s directors and officers who are Founder Stockholders, would own would decrease to approximately 16% (based on 37,826,941 outstanding shares). While Medallion Financial will be receiving annual payments under the Transitional Services Agreement of 1% of the Company’s stockholder equity (as defined in the agreement), Medallion Financial will be providing the Company with the services of the Company’s senior management team and with access to, among other things, Medallion Financial’s information technology, office space, personnel and other resources necessary to enable the Company to operate its business for such payments. The Transitional Services Agreement was designed primarily for the benefit Company by providing it, on a transitional basis, with immediate access to an experienced management team and other resources. The payments to Medallion Financial are expected merely to reimburse Medallion Financial for the costs of providing these services. Significantly, the Transitional Services Agreement is terminable by the Company without any payment of any termination or other fee to Medallion Financial.

We also note that the Company has fully disclosed the conflicts of interests that Medallion Financial, the other Founder Stockholders and the Company’s directors and officers have with respect to the Framework Transactions. The Company did not obtain a fairness opinion with respect to the Framework Transactions. Because the Company’s public stockholders currently own an interest in the funds in the Company’s trust account and will continue to own an interest in cash immediately after consummation of the Framework Transactions, the use of customary analyses on which fairness opinions are typically based is precluded.

The Company and we reiterate our belief that the Framework Transactions are not a “similar corporate transaction” referred to in paragraph (a)(3)(i)(C) of Rule 13e-3 and that there is no reasonable likelihood that the Company’s securities will become delisted. Further, based on the foregoing, the Company and we do not believe that the Framework Transactions present any of the potential abuses or conflicts of interest that Rule 13e-3 was designed to address. Therefore, the Company and we do not believe Rule 13e-3 applies to the Framework Transactions.

We hereby advise the Staff (1) the Company has agreed to keep the Staff apprised of material developments relating to its continuing listing on the NYSE Amex from the date hereof to the date of the special meetings (including any adjournments thereof) and (2) the Company acknowledges that its analysis regarding reasonable likelihood that the Company’s securities will not be delisted could change if the facts as of the date hereof change.

We look forward to discussing this response with you. You can reach Brian Hoffmann at 212-878-8490 and Jay Bernstein at 212-878-8527.

Very truly yours,

/s/ Brian Hoffmann